Scott Wilson Roscoe Postle Associates Inc

Suite 203, 170 Avenue Principale, Rouyn-Noranda QC J9X 4P7
T (819) 797-6889 F (819) 797-6462
www.scottwilson.com

Scott Wilson

CONSENT OF A QUALIFIED PERSON

To: All Canadian Securities Regulatory Authorities (SEDAR)
United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR)
NYSE Amex (EDGAR

Dear Sirs/Mesdames:

RE: Mineral Resource and Mineral Reserve Update as of December 31, 2009 and the Technical Report on the Casa Berardi Mine, dated February 9, 2009 (collectively the "Reports") prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") for Aurizon Mines Ltd. (the "Company").

On behalf of Scott Wilson RPA, pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects this letter is being filed as the consent to the public filing of and to extracts from, or summaries of, the Reports in the Company's Annual Information Form for the fiscal year ended December 31, 2009 (the "AIF") and to Scott Wilson RPA being named in the AIF.

The undersigned, on behalf of Scott Wilson RPA, confirms that I have read the written disclosure in the AIF stated to be derived from the Reports and that it fairly and accurately represents the information contained in the Reports.

The undersigned further acknowledge that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2009 (the "Form 40-F") and consent to Scott Wilson RPA being named in the Form 40-F and authorize the use of the information represented therein relating to the Reports.

Dated this 24th day of March, 2010.

INGÉNIEUR · ENGINEER
BERNARD SALMON
36831
QUÉBEC

Bernard Salmon, ing.

Scott Wilson Roscoe Postle Associates Inc

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.scottwilson.com

CONSENT OF A QUALIFIED PERSON

To: All Canadian Securities Regulatory Authorities (SEDAR)
United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR)
NYSE Amex (EDGAR

Dear Sirs/Mesdames:

RE: Mineral Resource and Mineral Reserve Update as of December 31, 2009 and the Technical Report on the Casa Berardi Mine, dated February 9, 2009 (collectively the "Reports") prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") for Aurizon Mines Ltd. (the "Company").

On behalf of Scott Wilson RPA, pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects this letter is being filed as the consent to the public filing of and to extracts from, or summaries of, the Reports in the Company's Annual Information Form for the fiscal year ended December 31, 2009 (the "AIF") and to Scott Wilson RPA being named in the AIF.

The undersigned, on behalf of Scott Wilson RPA, confirms that I have read the written disclosure in the AIF stated to be derived from the Reports and that it fairly and accurately represents the information contained in the Reports.

The undersigned further acknowledge that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2009 (the "Form 40-F") and consent to Scott Wilson RPA being named in the Form 40-F and authorize the use of the information represented therein relating to the Reports.

Dated this 24th day of March, 2010.

Jason Cox, P.Eng.